Exhibit 99.1

Medicure Reports Second Quarter 2016 Financial Results

WINNIPEG, Aug. 10, 2016 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the quarter ended June 30, 2016.

Quarter Ended June 30, 2016 Highlights:

•	Recorded net revenue of $7.7 million during the quarter ended June 30, 2016, an increase of 103% compared to $3.8 million for the quarter ended June 30, 2015;
•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the quarter ended June 30, 2016 was $2.4 million compared to $1.1 million for the quarter ended June 30, 2015;
•	Net income for the quarter ended June 30, 2016 was $433,000, compared to $441,000 for the quarter ended June 30, 2015;

Financial Results

Net revenue from the sale of AGGRASTAT® (tirofiban HCl) finished product for the quarter ended June 30, 2016 was $7.7 million compared to $3.8 million for quarter ended June 30, 2015, an increase of 103%.  Net revenue from the sale of AGGRASTAT® (tirofiban HCl) finished product for the six months ended June 30, 2016 was $13.8 million compared to $7.1 million for the six months ended June 30, 2015, an increase of 93%.

The increase in revenue compared to the comparable quarter and six month period for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the continued increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the periods when compared to the same periods in the prior year.

Adjusted EBITDA for the quarter ended June 30, 2016 after adjusting for $1.2 million of share-based compensation (a non-cash expense item) and $73,000 relating to on-going costs pertaining to the one-time supplemental New Drug Application ("sNDA") filing, was $2.4 million compared to Adjusted EBITDA of $1.1 million for the quarter ended June 30, 2015 which was adjusted for $319,000 of share-based compensation.  Adjusted EBITDA for the six months ended June 30, 2016 after adjusting for $1.4 million of share-based compensation (a non-cash expense item) and $324,000 relating to on-going costs pertaining to the one-time sNDA filing, was $4.5 million compared to Adjusted EBITDA of $2.1 million for the six months ended June 30, 2015 which was adjusted for $742,000 of share-based compensation.

Net income for the quarter ended June 30, 2016 was $433,000 or $0.03 per share, and was consistent when compared to $441,000 or $0.03 per share for the quarter ended June 30, 2015.  Net income for the six months ended June 30, 2016 was $1.2 million or $0.08 per share compared to $541,000 or $0.04 per share for the six months ended June 30, 2015.

The increase in net income for the six months ended June 30, 2016 is the result of higher revenues, when compared to the same period in the prior year.  This increase was partially offset by higher selling, general and administration and research and development expenses and higher cost of goods sold.  The increase in selling, general and administration expenses is primarily due to higher share-based compensation, which totaled $1.4 million during the six months ended June 30, 2016 compared to $742,000 during the six months ended June 30, 2015, an increased number of staff, resulting in higher personnel expenses and higher selling costs associated with the growth in AGGRASTAT revenues.  The increase in research and development expenses is due to development costs incurred during the three months ended June 30, 2016 associated with the high-value cardiovascular generic drug being developed in collaboration between Medicure and Apicore.  The anticipated filing for the abbreviated New Drug Application ("ANDA") with the U.S. Food and Drug Administration ("FDA") is by the end of 2016.

At June 30, 2016, the Company had cash totaling $7.5 million compared to $3.6 million as of December 31, 2015. The increase in cash is primarily due to the collection of accounts receivable balances that were outstanding as at December 31, 2015.  Cash flows from operating activities for the six months ended June 30, 2016 were $4.5 million compared to $1.2 million for the six months ended June 30, 2015.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Note:

 (1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarter and six months ended June 30, 2016 and 2015 results, prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Q2 2016 Results
Date: Thursday, August 11, 2016
Time: 7:30 am Central Time (8:30 am Eastern Time)
Canada toll-free: 1 (888) 465-5079   (Canada Toll: 1 (416) 216-4169)
United States toll-free: 1 (888) 545-0687
Passcode: 6538569 #

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following: http://www.medicure.com/investors.html

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2015.

Medicure Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	June 30, 2016	December 31, 2015

Assets
Current assets:
Cash	$7,459,433	$3,568,592
Accounts receivable	5,131,279	9,823,616
Inventories	3,290,475	2,289,275
Prepaid expenses	712,984	1,767,071
Total current assets	16,594,171	17,448,554
Non-current assets:
Property and equipment	269,913	230,162
Intangible assets	527,130	1,411,992
Investment in Apicore	1,478,069	1,559,599
Long-term derivative	142,591	227,571
Deferred tax assets	354,913	379,000
Total non-current assets	2,772,616	3,808,324
Total assets	$19,366,787	$21,256,878

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,474,333	$7,079,091
Current portion of long-term debt	1,636,569	1,625,191
Current portion of royalty obligation	1,448,712	1,648,180
Total current liabilities	7,559,614	10,352,462
Non-current liabilities
Long-term debt	1,795,039	2,617,593
Royalty obligation	3,278,099	3,725,272
Other long-term liability	-	100,000
Total non-current liabilities	5,073,138	6,442,865
Total liabilities	12,632,752	16,795,327
Equity:
Share capital	121,989,894	121,413,777
Warrants	101,618	101,618
Contributed surplus	7,959,770	6,789,195
Accumulated other comprehensive income	405,829	1,104,388
Deficit	(123,723,076)	(124,947,427)
Total equity	6,734,035	4,461,551
Total liabilities and equity	$19,366,787	$21,256,878

Medicure Inc.
Condensed Consolidated Interim Statements of Net Income and Comprehensive Income
(expressed in Canadian dollars)
(unaudited)

	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Revenue
Product sales, net	$7,702,302	$3,801,701	$13,771,166	$7,139,857
Cost of goods sold	864,603	513,976	1,739,097	906,639
Gross Profit	6,837,699	3,287,725	12,032,069	6,233,218

Expenses
Selling, general and administrative	5,049,562	2,374,018	8,215,727	4,446,383
Research and development	1,100,688	312,758	1,907,985	705,576
	6,150,250	2,686,776	10,123,712	5,151,959
Income before the undernoted	687,449	600,949	1,908,357	1,081,259

Other expense (income):
Revaluation of long-term derivative	(4,318)	(15,219)	84,980	52,505
Loss on settlement of debt	-	-	-	60,595
	(4,318)	(15,219)	84,980	113,100

Finance expense (income):
Finance expense, net	303,313	195,149	650,193	410,925
Foreign exchange (gain) loss, net	(44,247)	(20,314)	(51,167)	15,750
	259,066	174,835	599,026	426,675
Net income	$432,701	$441,333	$1,224,351	$541,484
Translation adjustment	(219,532)	(77,728)	(698,559)	155,266
Comprehensive income	$213,169	$363,605	$525,792	$696,750
Basic earnings per share	$0.03	$0.03	$0.08	$0.04
Diluted earnings per share	$0.03	$0.03	$0.07	$0.04
Weighted average number of common shares used in computing basic earnings per share	14,706,084	12,625,065	14,651,045	12,519,072
Weighted average number of common shares used in computing fully diluted earnings per share	16,891,720	14,625,502	16,836,681	14,519,509

Medicure Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

	Six months ended June 30, 2016	Six months ended June 30, 2015

Cash (used in) provided by:
Operating activities:
Net income for the period	$1,224,351	$541,484
Adjustments for:
Revaluation of long-term derivative	84,980	52,505
Loss on settlement of debt	-	60,595
Amortization of property and equipment	45,562	7,754
Amortization of intangible assets	814,863	318,464
Stock-based compensation	1,383,278	741,707
(Write-up) down of inventory	(69,592)	89,058
Finance expense, net	650,193	410,925
Unrealized foreign exchange (gain) loss	(75,661)	17,247
Change in the following:
Accounts receivable	4,692,337	(661,119)
Inventories	(931,608)	227,666
Prepaid expenses	1,054,087	(456,455)
Accounts payable and accrued liabilities	(3,293,160)	387,276
Other long-term liability	(100,000)	(84,722)
Interest paid	(112,909)	(172,626)
Royalties paid	(895,512)	(235,603)
Cash flows from operating activities	4,471,209	1,244,156
Investing activities:
Acquisition of property and equipment	(85,955)	(51,612)
Cash flows used in investing activities	(85,955)	(51,612)
Financing activities:
Issuance of common shares, net of share issue costs	-	3,630,323
Exercise of stock options	363,414	2,850
Repayment of long-term debt	(833,333)	-
Cash flows (used in) from financing activities	(469,919)	3,633,173
Foreign exchange (loss) gain on cash held in foreign currency	(24,494)	1,497
Increase in cash	3,890,841	4,827,214
Cash, beginning of period	3,568,592	493,869
Cash, end of period	$7,459,433	$5,321,083

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	$-	$624,029
Warrants issued as share issue costs	$-	$232,571

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 10-AUG-16